CAPITAL EQUITY FINANCE, INC.
5775 Blue Lagoon Drive, Suite 100
Miami, Florida 33126

July 3, 2007

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Goldie Walker

RE:	CAPITAL EQUITY FINANCE, INC. Registration Statement on Form 10-12(g) File No. 000-52704

CAPITAL EQUITY FINANCE, INC., a Florida corporation (the "Registrant"), hereby applies, pursuant to Rule 477 of the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form 10-12G (Registration No. 000-52704), filed on June 27, 2007 (the “Registration Statement").

The Registrant is requesting the withdrawal of the Registration Statement because the Registration Statement was improperly given the filing tag of 10-12G rather than 10SB-12G . The Registrant will re-file the Registration Statement with a 10SB-12G filing tag promptly after the filing of this Form RW.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Form 10-12G be issued by the Securities and Exchange Commission as soon as reasonably possible.

Very truly yours,

CAPITAL EQUITY FINANCE, INC.

By:	/s/ Luz M. Weigel
Luz M. Weigel
President, Secretary and Treasurer (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)